March 24, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E., Mail Stop 3561

Washington D.C. 20549

Attention: Taylor Beech, Esq.

Re:	Visionary Education Technology Holdings Group Inc.
Registration Statement on Form F-1
Filed March 4, 2022
File No. 333-263290

Dear Ms. Beech:

The following is our reply to your comments and inquiries in your letter of March 16, 2022, regarding the Registration Statement on Form F-1 of Visionary Education Technology Holdings Group Inc. To facilitate your review, the responses are keyed to your comments.

Registration Statement on Form F-1 Filed March 4, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 45

1.	We note that you have removed the disclosure addressing comment 4 in our December 20, 2021 letter that relates to any known trends that you reasonably expect will have a material impact on your revenue, income and cash flows as a result of your strategic shift from the sale of real estate to reliance on education programs for future revenue, net income and cash flows. Please revise to include such disclosure or tell us why you believe it is not necessary.

The Company has expanded its disclosure on page 46 regarding trends that are expected to impact the Company’s shift to relying on the education business, including information regarding (i) the steady and significant increase in students enrolled in post-secondary education in Canada, including international students, as a source of potential revenue, cash flow and profit and (ii) the impact of a decline in rental income should we not renew leases as they expire for use of the space for education services.

We hope that we have satisfactorily responded to the Commissions staff’s comments. If you have any further questions, or if we can be of any assistance to your review process, please do not hesitate to call me at 917-981-4372.

Thank you for your consideration.

Yours truly,

/s/ Steven Schuster

Steven Schuster